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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File No: 333-72404

(Check one)

|X|  Form 10-K and Form 10-KSB      |_|  Form 11-K

|_|    Form 20-F   |_|  Form 10-Q and Form 10-QSB     |_|  Form N-SAR

For period ended                    December 31, 2002
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|_|  Transition Report on Form 10-K and Form 10-KSB

|_|  Transition Report on Form 20-F

|_|  Transition Report on Form 11-K

|_|  Transition Report on Form 10-Q and Form 10-QSB

|_|  Transition Report on Form N-SAR

For the transition period ended
                                ------------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I

                            REGISTRATION INFORMATION

     Full name of registrant            Gen-Net Lease Income Trust, Inc.
                             ---------------------------------------------------
     Former name if applicable
                               -------------------------------------------------

     Address of principal executive office (Street and number) 24801 West River
Road, First Floor                                              ----------------
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     City, state and zip code       Grosse Ile, Michigan  48138
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
   |X|          before the 15th calendar day following the prescribed due date;
                or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The registrant is unable to file Form 10-K because its auditors have not received certain information required from a third party to complete their audit of the registrant for the year ended December 31, 2002. Specifically, certain required information on a property acquired by the registrant on December 26, 2002, had to be obtained from the seller. Both the registrant and its auditors requested the information from the seller on numerous occasions, but the information was not provided until March 28, 2003, as it

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had to be retrieved from a New Hampshire storage facility. Attached as Exhibit
"A" is the statement of registrant's auditors required by Rule 12b-25(c). Finally, registrant would bear an unreasonable burden and expense if it attempted to make two filings of Form 10-K. Accordingly, registrant will file its entire Form 10-K in one filing.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.
    John D. Ellsworth or Michael C. Pallesen    (402) 344-4000
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                    (Name)               (Area Code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |X|Yes   |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   |_|Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantatatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Gen-Net Lease Income Trust, Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 31, 2003     By  /s/ Jerry D. Bringard
    -----------------------    -------------------------------------------------
                                Jerry D. Bringard, President and Chairman of the
                                Board of Directors

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